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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            ------------------------


                                  SCHEDULE 13D
                               (Amendment No. 16)
                    Under the Securities Exchange Act of 1934


                              TERRA INDUSTRIES INC.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    457729101
                                 (CUSIP Number)

                            ------------------------

                                    N. Jordan
                                    Secretary
                               Anglo American plc
                            20 Carlton House Terrace
                         London SWIY 5AN, United Kingdom
                         Telephone: 011-44-171-698-8888

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  May 24, 1999
             (Date of Event which Requires Filing of this Statement)

                            ------------------------

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: |_|.

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


CUSIP No.  457729101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                               ANGLO AMERICAN plc

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

(6)      Citizenship or Place of Organization        United Kingdom

 Number of  (7) Sole Voting Power      By Subsidiaries: 42,560,725 Common Shares
   Shares
  Benefi-   (8) Shared Voting Power
   cially
  Owned by  (9) Sole Dispositive Power By Subsidiaries: 42,560,725 Common Shares
    Each
 Reporting (10) Shared Dispositive Power
   Person
    With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
         42,560,725 Common Shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)             56.4%

(14)     Type of Reporting Person (See Instructions):                   CO

CUSIP No.  457729101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                            TAURUS INTERNATIONAL S.A.

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

(6)      Citizenship or Place of Organization          Luxembourg


 Number of  (7)  Sole Voting Power       Directly:     38,560,725 Common Shares;
   Shares                                By Subsidiary: 4,000,000 Common Shares
  Benefi-
   cially   (8)  Shared Voting Power
  Owned by
    Each    (9)  Sole Dispositive Power  Directly:     38,560,725 Common Shares;
 Reporting                               By Subsidiary: 4,000,000 Common Shares
   Person
    With    (10) Shared Dispositive Power

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
         42,560,725 Common Shares as follows:
         Directly:             38,560,725 Common Shares;
         By Subsidiary:         4,000,000 Common Shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)         56.4%

(14)     Type of Reporting Person (See Instructions):               CO

CUSIP No.  457729101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                             TAURUS INVESTMENTS S.A.

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

(6)      Citizenship or Place of Organization          Luxembourg

 Number of   (7)     Sole Voting Power         4,000,000 Common Shares
   Shares
  Benefi-    (8)     Shared Voting Power
   cially
  Owned by   (9)     Sole Dispositive Power    4,000,000 Common Shares
    Each
 Reporting   (10)    Shared Dispositive Power
   Person
    With



(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
         4,000,000 Common Shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)      5.3%

(14)     Type of Reporting Person (See Instructions):            CO

Item 1.  Security and Issuer.

         This Amendment No. 16 to the Schedule 13D, dated August 3, 1983, of Minerals and Resources Corporation (as amended by Amendments Nos.1 through 15, the "Schedule 13D"), is filed to reflect information required pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Act"), relating to common shares, no par value (the "Common Shares"), of Terra Industries, Inc. ("Terra"), a Maryland corporation, with its principal executive offices located at Terra Center, 600 4th Street, Sioux City, Iowa 51101.

Item 2.  Identity and Background.

         Item 2 is hereby amended in its entirety to read as follows:

         "This statement is being filed on behalf of Anglo American plc, a company incorporated under the laws of United Kingdom ("Anglo American"), Taurus International S.A., a company organized under the laws of Luxembourg ("Taurus International"), and Taurus Investments S.A., a company organized under the laws of Luxembourg ("Taurus"), the latter two of which are subsidiaries of Anglo American, with respect to the Common Shares of Terra which are beneficially owned by Anglo American, Taurus International and Taurus. Anglo American's principal office address is 20 Carlton House Terrace, London SWIY 5AN, United Kingdom. Taurus International's and Taurus' principal office address is Boite Postale 185, L-2011 Luxembourg City, Luxembourg.

         Anglo American is one of the world's largest mining and natural resources companies. Anglo American's mining assets include interests in Anglo Gold, the world's largest gold producer, Anglo Platinum, the world's largest primary producer of platinum, De Beers group, the world's largest producer and marketer by value of gem diamonds, Anglo Coal, one of the world's largest private sector coal producers as well as a substantial spread of base metal operations and projects. Anglo American also has significant interests in industrial minerals, ferrous metals and forest products and packaging activities.

         Prior to a previously announced combination of businesses of Minorco S.A., a company organized under the laws of Luxembourg ("Minorco") and Anglo American Corporation of South Africa Limited, a company organized under the laws of the Republic of South Africa ("AAC"), which became effective on May 24, 1999, Minorco was the filing person in respect of the Common Shares of Terra which are the subject of this statement. By virtue of the combination of the businesses of Minorco and AAC, Minorco became a wholly owned subsidiary of Anglo American, and Anglo American became the beneficial owner of the Common Shares of Terra in respect of which this statement is filed. As of the date hereof, approximately 40.5% of the outstanding capital stock of Anglo American is held collectively by De Beers Consolidated Mines Limited, a company organized under the laws of the Republic of South Africa and De Beers Centenary AG, a company organized under the laws of Switzerland.

         The names of the directors and executive officers of Anglo American, Taurus International and Taurus are set forth in Annex A.

         The citizenship, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of each of Anglo American, Taurus International and Taurus are set forth in Annex A.

         During the last five years, neither (1) any of Anglo American, Taurus International or Taurus, nor (2) to the best knowledge of Anglo American, Taurus International or Taurus, any of the directors or executive officers of Anglo American, Taurus International, or Taurus, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws."

         Item 2 of the Schedule 13D is further amended by deleting Annex A in its entirety and substituting in its place Annex A to this Amendment No. 16.

Item 4.  Purpose of Transaction.

         Item 4 is amended by the addition of the following paragraph:

         "On May 24, 1999, the previously announced combination of businesses of Minorco and AAC (the "Combination") was consummated. The Combination was effected by way of a Scheme of Arrangement for the shareholders of AAC and by way of a Public Offer to acquire the shares of Minorco. Under the terms of the Scheme of Arrangement, Anglo American acquired all of the shares of AAC in consideration for ordinary shares of Anglo American. Under the terms of the Public Offer, Anglo American made an offer for the shares of Minorco. The shareholders of Minorco accepted the offer with respect to approximately 99.43% of the shares of Minorco and, subsequently Anglo American acquired the remaining shares of Minorco."

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended in its entirety to read as follows:

         "(a) Except as referred to in Item 2 hereof and as set forth below, neither Anglo American, Taurus International or Taurus, nor, to the best knowledge of Anglo American, Taurus International or Taurus, any of the executive officers or directors of Anglo American, Taurus International or Taurus, owns beneficially, or has any right to acquire, directly or indirectly, any of the Common Shares of Terra.

Name of Person                    Title of Class                Number of Shares

Anthony W. Lea                    Common Shares                 250*

   *      Represents less than 1% of the outstanding Common Shares of Terra.

         As of the date hereof, Anglo American, Taurus International and Taurus are deemed to beneficially own 42,560,725 Common Shares of Terra or 56.4% of the total number of outstanding Common Shares of Terra as reported to Anglo American, Taurus International and Taurus by Terra.

         (b) Taurus has the sole voting and dispositive power with respect to 4,000,000 Common Shares of Terra or 5.3% of outstanding Common Shares of Terra. Taurus International by itself and through its subsidiary Taurus, has sole voting and dispositive power with respect to 42,560,725 Common Shares of Terra or 56.4% of outstanding Common Shares of Terra. Anglo American, through its subsidiaries Taurus International and Taurus has sole voting and dispositive power with respect to 42,560,725 Common Shares of Terra or 56.4% of outstanding Common Shares of Terra. Mr. Lea has sole voting and dispositive power with respect to the Common Shares of Terra held by him.

         (c) Neither Anglo American, Taurus International or Taurus, nor, to the best knowledge of Anglo American, Taurus International and Taurus, the executive officers or directors of any of them, has effected, during the 60 days preceding the date of this Schedule 13D, any transaction in the Common Shares of Terra.

         (d) Not applicable.

         (e) Not applicable."

Item 6. Contract, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended by the deletion of Paragraph 1 and the insertion of the following paragraph:

         "Except as stated below, neither Anglo American, Taurus International or Taurus, nor any of their officers and directors has any contract or arrangement with respect to any Common Shares of Terra."

         Item 6 is further amended by the addition of the following paragraph:

         "On June 9, 1999, each of Anglo American, Taurus International and Taurus entered into a joint filing agreement pursuant to which they have agreed that this Schedule 13D is filed on behalf of each of them. The joint filing agreement is filed as Exhibit L to this Schedule 13D."

Item 7.  Material to be filed as Exhibits.

         The following are hereby added as exhibits:

"Exhibit L     Agreement regarding joint filing of Schedule 13D."

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        ANGLO AMERICAN PLC


                                        By:     /s/ N. Jordan
                                           -------------------------------------
                                           Name:   N. Jordan
                                           Title:  Secretary


                                        TAURUS INTERNATIONAL S.A.


                                        By:     /s/ D.A.L. Bennett
                                           -------------------------------------
                                           Name:   D.A.L. Bennett
                                           Title:  Secretary


                                        TAURUS INVESTMENTS S.A.


                                        By:     /s/ D.A.L. Bennett
                                           -------------------------------------
                                           Name:   D.A.L. Bennett
                                           Title:  Secretary


Date: June 9, 1999

                                                                       EXHIBIT L

                AGREEMENT CONCERNING JOINT FILING OF SCHEDULE 13D

         The undersigned agree as follows:

         (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

         (ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe such information is inaccurate.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

                                        ANGLO AMERICAN PLC



                                        By:     /s/ N. Jordan
                                           -------------------------------------
                                           Name:   N. Jordan
                                           Title:  Secretary


                                        TAURUS INTERNATIONAL S.A.


                                        By:     /s/ D.A.L. Bennett
                                           -------------------------------------
                                           Name:   D.A.L. Bennett
                                           Title:  Secretary


                                        TAURUS INVESTMENTS S.A.


                                        By:     /s/ D.A.L. Bennett
                                           -------------------------------------
                                           Name:   D.A.L. Bennett
                                           Title:  Secretary

                                     ANNEX A

I. The following list sets forth the names of certain Directors and Executive Officers of Anglo American.

Name:                      J. Ogilvie Thompson (Chairman and Chief Executive
                           Officer)
Citizenship:               South African
Business Address:          20 Carlton House Terrace, London, United Kingdom
Principal Occupation:      Chairman of Anglo American


Name:                      L. Boyd (Vice Chairman)
Citizenship:               South African
Business Address:          44 Main Street, Johannesburg, 2001, Republic
                           of South Africa
Principal Occupation:      Executive Director, Anglo American, with
                           responsibility for Anglo Platinum and Anglo Ferrous
                           Metals and joint responsibility for Anglo Industries


Name:                      Dr. J. W. Campbell (Executive Director)
Citizenship:               British
Business Address           44 Main Street, Johannesburg, 2001
                           Republic of South Africa
Principal Occupation:      Executive Director with responsibility for Anglo Coal
                           and Anglo Base Metals


Name:                      Viscount Etienne Davignon (Director)
Citizenship:               Belgian
Business Address           30 Rue Royale, B-1000
                           Brussels, Belgium
Principal Occupation       Chairman, Societe Generale de Belgique (Bank)


Name:                      Dr. C.E. Fay (Director)
Citizenship:               British
Business Address:          Merrifield, Links Road, Bramley,
                           Guildford, GU5 OAL
Principal Occupation:      Director of Companies


Name:                      R.M. Godsell (Director)
Citizenship:               South African
Business Address:          PO Box 62117, Marshalltown 2107, Republic of South
                           Africa
Principal Occupation:      Executive Director and Chief Executive, AngloGold
                           Limited

Name:                      Sir J.C.L. Keswick (Director)
Citizenship:               British
Business Address:          41 Tower Hill
                           London  EC3N 4HA
Principal Occupation:      Senior Banking and Capital Markets Adviser, Societe
                           Generale (bank)


Name:                      M. W. King (Executive Vice Chairman)
Citizenship:               South African
Business Address:          44 Main Street, Johannesburg, 2001, Republic of South
                           Africa
Principal Occupation:      Vice Chairman, Anglo American


Name:                      Anthony W. Lea (Finance Director)
Citizenship:               British
Business Address:          20 Carlton House Terrace, London, United Kingdom
Principal Occupation:      Finance Director, Anglo American


Name:                      R.J. Margetts CBE (Director)
Citizenship:               British
Business Address:          ICI Group Headquarters, 9 Millbank, London SW1P 3JF
Principal Occupation:      Vice Chairman, ICI PLC


Name:                      N. F. Oppenheimer (Deputy Chairman)
Citizenship:               South African
Business Address:          De Beers House, Corner Amethyst Street and Crownwood
                           Road, Theta, Johannesburg, 2013, Republic of South
                           Africa
Principal Occupation:      Director and Chairman, De Beers Consolidated Mines
                           Limited and De Beers Centenary AG


Name:                      Sir A. Rankin (Deputy Chairman and Senior
                           Non-Executive Director)
Citizenship:               United Kingdom
Business Address:          CGU Insurance, Piethwavlis, Perth, Scotland, PH2 ONH
Principal Occupation:      Deputy Chairman, CGU plc (insurance)

Name:                      A. J. Trahar (Executive Director)
Citizenship:               South African
Business Address:          44 Main Street, Johannesburg, 2001, Republic of
                           South Africa
Principal Occupation:      Executive Director of Anglo American with
                           responsibility for Anglo Forest Products, Anglo
                           Industrial Minerals and joint responsibility for Anglo Industries


Name:                      T.C.A. Wadeson (Technical Director)
Citizenship:               British
Business Address:          44 Main Street, Johannesburg, 2001, Republic of
                           South Africa
Principal Occupation:      Executive Director and Technical Director,
                           Anglo American


Name:                      P.S. Wilmot-Sitwell (Director)
Citizenship:               British
Business Address:          20 Carlton House Terrace, London, United Kingdom
Principal Occupation:      Chairman, Mercury World Mining Trust


II. The following table sets forth certain information concerning each of the Directors and Officers of Taurus International.


Name:                      D.A.L. Bennett (Director)
Citizenship:               British
Business Address:          9, rue Sainte Zithe, L-2763 Luxembourg City
Principal Occupation:      Company Secretary, Anglo American Luxembourg


Name:                      T.A.M Bosman (Director)
Citizenship:               Dutch
Business Address:          9, rue Sainte Zithe, L-2763 Luxembourg City
Principal Occupation:      Financial Manager, Anglo American Luxembourg


Name:                      G.M. Holford (Director)
Citizenship:               British
Business Address:          9, rue Sainte Zithe, L-2763 Luxembourg City
Principal Occupation:      Head of Luxembourg Office, Anglo American

III. The following list sets forth the names of certain Directors and Officers of Taurus Investments and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:


D.A.L Bennett                   (Director)                          SECTION 2

T.A.M. Bosman                   (Director)                          SECTION 2

G.M. Holford                    (Director)                          SECTION 2